Exhibit 99.1

TORM obtains USD 496m bank financing for the refinancing of existing debt, thereby removing all major debt maturities until 2026

TORM has obtained commitment from leading ship lending banks for two separate term facilities and a revolving credit facility of up to a total of USD 496m. These facilities replace four term loans and TORM’s existing revolving credit facility that all together on a fully drawn basis cover USD 502m in debt. Following the refinancing, TORM does not have any major debt maturities until 2026 which supports TORM’s strong capital structure.

“I am very pleased that we have been able to utilize TORM’s strong relationship with our lenders to remove all major near- and medium-term debt maturities with the financing of USD 496m in debt facilities at attractive terms. TORM’s new debt repayment profile further strengthens our capital structure and supports financial and strategic flexibility for our Company,” says CFO Kim Balle.

The new term debt is structured as a Syndicated Facility of up to USD 341m with maturity in 2026 covering 27 modern vessels, a Term Facility of up to USD 110m with maturity in 2025 covering 19 vessels built between 2002 and 2006, and a USD 45m revolving credit facility maturing in 2026. The new facilities remove a total of USD 252m 2021 maturity repayment (including currently undrawn amount). With the refinancing in place, TORM has reduced the near- and medium-term debt and lease repayments significantly to an average annual level of USD 108m throughout 2025, thereby supporting TORM’s strong capital structure and enhancing the Company’s financial and strategic flexibility. The refinancing will only have a minor impact on TORM’s net Loan-to-Value, which was 50% as per 30 September 2019.

TORM is pleased to continue the strong relationship with our existing lenders and also to expand the group of lending banks supporting future business opportunities in the Company. The bank group in the Syndicated Facility and the revolving credit facility includes Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB and Société Générale. Hamburg Commercial Bank is providing the USD 110m Term Facility. TORM expects to finalize documentation and execute the refinancing during the first quarter of 2020.

CONTACT	TORM plc
Kim Balle, CFO, tel.: +45 3917 9285	Birchin Court, 20 Birchin Lane
Morten Agdrup, IR, tel.: +45 3917 9249	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Announcement no. 1 / 14 January 2020	TORM obtains USD 496m bank financing for the refinancing of existing debt, thereby removing all major debt maturities until 2026	Page 1 of 2

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 1 / 14 January 2020	TORM obtains USD 496m bank financing for the refinancing of existing debt, thereby removing all major debt maturities until 2026	Page 2 of 2